10025840

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Processing Section
FEB 16 2010
Washington, DC
122

SEC FILE NUMBER
8- 24193

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CLFS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

925 Euclid Ave., #645
(No. and Street)

Cleveland (City) Ohio (State) 44115 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James A. Kaval 216-781-6650
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SKODA MINOTTI
(Name – *if individual, state last, first, middle name*)

6685 Beta Drive (Address) Mayfield Village (City) Ohio (State) 44143 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James A. Kaval, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CLFS SECURITIES, INC., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

LINDA M. LEWIS
NOTARY PUBLIC-STATE OF OHIO
My Commission Expires
February 15, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLFS SECURITIES, INC.

FINANCIAL STATEMENTS
WITH ADDITIONAL INFORMATION

YEAR ENDED DECEMBER 31, 2009

CLFS SECURITIES, INC.

YEAR ENDED DECEMBER 31, 2009

TABLE OF CONTENTS

SKODA MINOTTI
CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE STOCKHOLDER
CLFS SECURITIES, INC.

We have audited the accompanying balance sheet of CLFS Securities, Inc. (the Company) as of December 31, 2009, and the related statements of operations, changes in stockholder's equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CLFS Securities, Inc. as of December 31, 2009, and the results of its operations and its cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary financial information is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SKODA MINOTTI
Skoda Minotti

Mayfield Village, Ohio
January 14, 2010

Cleveland | 6685 Beta Drive, Mayfield Village, Ohio 44143 | ph 440 449 6800 | fx 440 646 1615
Akron | 3875 Embassy Parkway, Suite 200, Fairlawn, Ohio 44333 | ph 330 668 1100 | fx 440 646 1615
Skoda Minotti | Certified Public Accountants | www.skodaminotti.com

CLFS SECURITIES, INC.

BALANCE SHEET

DECEMBER 31, 2009

ASSETS

Form X-17A-5 Line		
	CURRENT ASSETS	
1	Cash and cash equivalents	10,278
4D	Securities	11,892
12	Total assets	$ 22,170

STOCKHOLDER'S EQUITY

	STOCKHOLDER'S EQUITY	
23B	Common stock - no par value	
	Authorized - 500 shares	
	Issued and outstanding - 154 shares	$ 13,440
23C	Additional paid-in capital	15,521
23D	Accumulated deficit	(6,791)
24	Total stockholder's equity	$ 22,170

The accompanying notes are an integral part of these financial statements.

CLFS SECURITIES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2009

Form X-17A-5 Line		
	REVENUE	
7	Management and supervisory fees	$ 3,750
3	Unrealized loss on securities	(2,867)
		883
	OPERATING EXPENSES	
15	Legal and accounting	2,700
14	Licenses and fees	590
15	Other expenses	938
		4,228
	LOSS FROM OPERATIONS	(3,345)
	OTHER INCOME	
5	Interest income	107
	NET LOSS	$ (3,238)

The accompanying notes are an integral part of these financial statements.

CLFS SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2009

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at January 1, 2009	13,440	15,521	$ (3,553)	$ 25,408
Net loss	-	-	(3,238)	(3,238)
Balance at December 31, 2009	$ 13,440	$ 15,521	$ (6,791)	$ 22,170

The accompanying notes are an integral part of these financial statements.

CLFS SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (3,238)
Adjustments to reconcile net loss to net cash used in operating activities:	
Add back: Item not affecting cash	
Unrealized loss on securities	2,867
Net cash used in operating activities	(371)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Proceeds from maturity of investment	67
NET DECREASE IN CASH	(304)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	10,582
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 10,278

The accompanying notes are an integral part of these financial statements.

CLFS SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2009

BEGINNING OF YEAR	$ -
INCREASE	-
DECREASE	-
END OF YEAR	$ -

The accompanying notes are an integral part of these financial statements.

CLFS SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

CLFS Securities, Inc. (the "Company") was incorporated on July 1, 1975 in the state of Ohio for the purpose of underwriting securities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments consist of marketable equity securities reported at fair value. Unrealized appreciation or depreciation in fair value is recognized in earnings.

Income Taxes

The Company has elected under the Internal Revenue Code to be taxed as an S Corporation. S Corporation status provides for corporate taxable income to be taxed at the stockholder level. Therefore, no provision or liability for Federal or state income taxes has been included in these financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid investments, such as money market deposits, to be cash equivalents.

2. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital equivalent to the greater of $5,000 or 1/15th of aggregate indebtedness. In addition, the State of Ohio Division of Securities requires the Company to maintain a minimum net worth of not less than $10,000. At December 31, 2009, the Company exceeded all net capital requirements.

3. RELATED PARTY TRANSACTIONS

Administrative fees for the year ended December 31, 2009 consists of $900 paid to an affiliate for management services.

4. FAIR VALUE

GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. It applies to fair value measurements already required or permitted by existing standards. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy under GAAP are described as follows:

- Level 1 - Quoted unadjusted prices for identical instruments in active markets to which the Company has access at the date of measurement.
- Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets. Level 2 inputs are those in markets for which there are few transactions, the prices are not current, little public information exists, or in instances where prices vary substantially over time or among brokered market makers.
- Level 3 – Model derived valuations in which one or more significant inputs of significant value drivers are unobservable. Unobservable inputs are those inputs that reflect the Company's own assumptions that market participants would use to price the assets or liability based on the best available information.

All of the Company's investments are Level 1.

CLFS SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

YEAR ENDED DECEMBER 31, 2009

FORM X-17A-5 LINE		
	COMPUTATION OF NET CAPITAL:	
1	Total stockholder's equity from statement of financial condition	$ 22,170
2	Less: Stockholder's equity not allowable for net capital	-
3	Total stockholder's equity qualified for net capital	$ 22,170
6D	Total other deductions	
8	Net capital before haircuts on security positions	$ 22,170
9	Haircuts on securities pursuant to 15c3-1	(1,867)
10	Net capital	$ 20,303
	COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
11	Minimum net capital required	$ -
12	Minimum dollar requirement	$ 5,000
13	Net capital requirement	$ 5,000
14	Excess net capital	
	Net capital	$ 20,303
	Less: Net capital requirement	(5,000)
	Total	$ 15,303
15	Excess net capital at 1000 percent	$ 20,303
	AGGREGATE INDEBTEDNESS:	
16 and 19	Aggregate indebtedness liabilities	$ -
20	Percent of aggregate indebtedness to net capital	0%
21	Percent of debt to debt-equity computed in accordance with Rule 15c3-1	0%

See the accompanying Independent Auditors' Report.

CLFS SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

YEAR ENDED DECEMBER 31, 2009

Not required to prepare under Reg. Section 240.15c3-3(k)(2)(B)

See the accompanying Independent Auditors' Report.

CLFS SECURITIES, INC.

INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

YEAR ENDED DECEMBER 31, 2009

Not required to prepare under Reg. Section 240.15c3-3(k)(2)(B)

See the accompanying Independent Auditors' Report.

CLFS SECURITIES, INC.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION
PURSUANT TO THE COMMODITY EXCHANGE ACT

YEAR ENDED DECEMBER 31, 2009

Not required to prepare. CLFS Securities, Inc. does not affect trades in the commodity markets.

See the accompanying Independent Auditors' Report.

CLFS SECURITIES, INC.

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

YEAR ENDED DECEMBER 31, 2009

FORM X-17A-5 LINE		Audited	Unaudited	Increase (Decrease)
COMPUTATION OF NET CAPITAL:				
1	Total stockholder's equity from statement of financial condition	$ 22,170	$ 22,170	$ -
9	Haircuts on securities pursuant to 15c3-1	(1,867)	(1,867)	-
10	Net capital	$ 20,303	$ 20,303	$ -
COMPUTATION OF BASIC NET CAPITAL : REQUIREMENT				
12	Minimum dollar requirement	$ 5,000	$ 5,000	$ -
13	Net capital requirement	$ 5,000	$ 5,000	$ -
14	Excess net capital:			
	Net capital	$ 20,303	$ 20,303	$ -
	Less: Net capital requirement	(5,000)	(5,000)	-
	Total	$ 15,303	$ 15,303	$ -
15	Excess net capital at 1000 percent	$ 20,303	$ 20,303	$ -
AGGREGATE INDEBTEDNESS:				
16 and 19	Aggregate indebtedness liabilities	$ -	$ -	$ -
20	Percent of aggregate indebtedness to net capital	0%	0%	0%
21	Percent of debt to debt-equity computed in accordance with Rule 15c3-1	0%	0%	0%

See the accompanying Independent Auditors' Report.

SKODA MINOTTI
CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

TO THE STOCKHOLDER
CLFS SECURITIES, INC.

In planning and performing our audit of the financial statements of CLFS Securities, Inc. (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Cleveland | 6685 Beta Drive, Mayfield Village, Ohio 44143 | ph 440 449 6800 | fx 440 646 1615
Akron | 3875 Embassy Parkway, Suite 200, Fairlawn, Ohio 44333 | ph 330 668 1100 | fx 440 646 1615
Skoda Minotti | Certified Public Accountants | www.skodaminotti.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SKODA MINOTTI

Skoda Minotti

Mayfield Village, Ohio
January 14, 2010